

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Daniel Fetters
Co-Chief Executive Officer
Acies Acquisition Corp.
1219 Morningside Drive, Suite 110
Manhattan Beach, CA 90266

> **Re: Acies Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2020**
> **File No. 333-249297**

Dear Mr. Fetters:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed October 5, 2020

Summary Financial Data, page 29

1. Please revise to include a separate "as-adjusted" column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Daniel Fetters
Acies Acquisition Corp.
October 16, 2020
Page 2

      You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: Benjamin S. Reichel